UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

ADC Therapeutics SA
(Name of Subject Company (Issuer))

ADC Therapeutics SA, as Issuer and Offeror
(Name of Filing Persons (Identifying status as offeror, issuer, or other person))

Options to purchase common shares, par value CHF 0.08 per share
(Title of Class of Securities)

H0036K147 for the common shares
(CUSIP Number of Class of Securities)

Peter J. Graham
ADC Therapeutics America, Inc.
430 Mountain Avenue, 4th Floor
Murray Hill, NJ 07974
(908) 546-5556
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Deanna L. Kirkpatrick
Yasin Keshvargar
Kyoko Takahashi Lin
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 6, 2023 (as amended, the “Schedule TO”), by ADC Therapeutics SA, a Swiss stock corporation (société anonyme) organized under the laws of Switzerland (the “Company”), relating to the offer by the Company to certain employee optionholders to exchange certain outstanding options to purchase the Company’s common shares for new options to purchase the Company’s common shares (the “Exchange Offer”). Except as specifically set forth herein, this Amendment does not modify any of the information previously reported on the Schedule TO. You should read this Amendment together with the Schedule TO.

ITEM 11 (“Additional Information”) is supplemented as follows:

The Exchange Offer expired at 4:00 p.m., Eastern Time, on April 3, 2023. On April 4, 2023, the Company accepted for exchange options to purchase 2,197,458 common shares and issued options to purchase 898,585 common shares (the “New Options”). The New Options have an exercise price of $2.06 per share, which is equal to the closing price of the Company’s common shares as reported on the NYSE on April 4, 2023.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADC THERAPEUTICS SA

By:	/s/ Ameet Mallik
	Name:	Ameet Mallik
	Title:	Chief Executive Officer

Date: April 5, 2023

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